EXHIBIT 21.1

Direct and Indirect Subsidiaries of Phillips Edison Grocery Center REIT III, Inc.

Phillips Edison Grocery Center OP GP III, LLC

Phillips Edison Grocery Center Operating Partnership III, L.P.

St. Cloud Station LLC

Orange Grove Station LLC

Orange Grove Center Owner's Association Inc.

Rolling Meadows Station LLC

Rolling Meadows Station II LLC

Albertville Station LLC

The subsidiaries listed above are all organized in the State of Delaware.